Mail Stop 4561

February 15, 2008

Rahul C. Prakash
Chairman and Chief Executive Officer
SouthPeak Interactive Corporation
3130 Fairview Park Drive, Suite 500
Falls Church, Virginia 22042

> **Re: SouthPeak Interactive Corporation**
> **Registration Statement on Form S-4**
> **Filed January 16, 2008**
> **File No. 333-148691**

Dear Mr. Prakash:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. We note that the Questions and Answers section and the Summary section contain repetitive information. Please revise to eliminate redundancies.

2. Please ensure that the form of proxy is clearly identified as a preliminary version. Refer to Rule 14a-6(e)(1).

3. Please tell us whether any affiliate shares to be received in the transaction are being registered for resale and are included in the fee table.

Letter to Shareholders

4. Please note that the letter to shareholders, the notice of special meeting, the questions and answers section and the summary term sheet should not merely repeat information already provided in any one of these sections. As an example, please revise repetitive disclosure relating to the required vote in the Letter, Notice, Summary and the Q&A section, and elsewhere as appropriate.

Notice of Special Meeting of Stockholders

5. The notice advises stockholders that in addition to voting using the proxy card, they may vote by telephone or via the Internet. We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. In addition, please confirm whether you intend to permit voting via the Internet.

6. If you retain information in the Notice regarding the required vote, please ensure that it is consistent with the disclosure elsewhere, which states that the affirmative vote of a majority of the outstanding shares of your common stock and Class B common stock, voting as a single class are required. The disclosure in the Notice speaks only to the requirement regarding the Class B common stock.

Questions and Answers, page iv

7. Please include a question and answer addressing the impact of a decision by up to 20% of Class B holders to convert their shares where the proposed transaction is consummated.

8. Please explain here or in the summary section why you have determined to engage in the holding company reorganization.

What percentage of SP Holdings will the GSAPC stockholders own after the merger and the business combination are completed? page v

9. As an initial matter, please place this question and answer immediately adjacent to the corresponding question and answer concerning SouthPeak ownership.

10. In the first sentence of this paragraph, you appear to be stating that, as a result of the issuance of 5,000,000 shares of SP Holdings common stock in the business

combination, the current GSPAC common stockholders will own approximately 58% of SP Holdings then outstanding common stock, without assuming the exercise of any derivative securities. In the last sentence of the paragraph, in which you describe the effect of the issuance of the 3,000,000 additional shares, you appear to be calculating the percentage ownership of current GSPAC common stockholders on a fully diluted basis, and assuming that no GSPAC common stockholder owns any warrants. Please present these figures in a clear and consistent manner so that your security holders can more fully understand the cumulative dilution that they will experience as a result of the potential issuance of the 3,000,000 additional shares. This comment also applies to the corresponding question and answer concerning SouthPeak ownership.

11. Consider providing tabular disclosure reflecting ownership of SP Holdings common stock by each class of your current investors under the following scenarios:

(a) no conversion by Class B stockholders;

(b) maximum conversion by Class B stockholders;

(c) exercise of all outstanding warrants that are exercisable following consummation of the transaction;

(d) full issuance of the earnout shares; and

(e) exercise of all outstanding warrants that are exercisable following consummation of the transaction and full issuance of the earnout shares.

What happens if the business combination is not consummated? page vi

12. You indicate here that if the business combination is not consummated you will be liquidated. On page vi, in your discussion of conversion rights, you make reference to the possibility of consummating another business combination by April 25, 2008. Please clarify under this section that under your organizational documents you have until April 25, 2008 to consummate another business transaction and that if no such transaction occurs you will be required to liquidate.

Summary, page 1

13. The summary term sheet is intended to present to shareholders the most material terms of the proposed transaction. Consider revising the presentation to give prominence to the most material features of the proposed transaction, i.e., the merger and business combination, merger consideration including contingent consideration, conversion rights and impact of the proposed transactions on

GSPAC common stock and Class B Common stock holders. To the extent the Special Meeting details are discussed in the Letter or Notice to Stockholders, you may elect to omit them from the summary to avoid unnecessary repetition.

14. Please limit your discussion of the conversion rights and the reorganization agreement on page 7 and following to a brief summary of what should be a more detailed discussion in the proxy statement.

The Merger and the Business Combination, page 3

15. Please disclose here, and wherever you refer to the merger consideration, the estimated value of the consideration of approximately $30,900,000 and briefly state the assumptions used in arriving at this figure. We note that this information is not disclosed until page 47 of your discussion of the fairness opinion. You may want to include this information in a separate subheading .

SouthPeak Historical Financial Information, page 13

16. To provide GSPAC shareholders with visibility into the trends in SouthPeak's earnings per share on a basis that will be meaningful for merger purposes, please consider disclosing earnings per share for all periods as recast to reflect the five million shares that SouthPeak will receive in the reverse merger with GSPAC in a manner similar to a stock split. Refer to SAB Topic 4C. Your presentation of these recast earnings per share numbers should be footnoted to explain how the earnings per share were calculated. Please also consider disclosing, if true, that you have not presented historical earnings per share for SouthPeak because it had no stock or other equity units outstanding during the periods presented, as this matter may be unclear to your readers.

Selected Unaudited Condensed Combined Pro Forma Financial Information, page 14

17. We note your disclosures and have the following comments:

- We note that your pro forma financial statements beginning on page 99 present both the scenario where no Class B shares are converted into cash and the scenario where the maximum number of Class B shares are converted into cash. Please revise your selected pro forma data here to also present both scenarios. Refer to Item 14(b)(9) of Schedule 14A.

- Please tell us why your selected pro forma balance sheet data does not include long-term obligations. Refer to Instruction 2 to Item 301 of Regulation S-K.

Comparative Per Share Data, page 15

18. We assume that you have not presented equivalent pro forma per share data for SouthPeak because SouthPeak has no stock or other equity units outstanding. If our understanding is correct, please clarify this matter to your readers, as this may be unclear.

19. We note that you have presented per share data as of the most recent fiscal year. Please also present per share data as of the interim period. Refer to Instruction 1 to Item 14(b)(10) of Schedule 14A.

20. We note your presentation of book value per share. Please revise to provide historical book value per share for both SouthPeak and GSPAC. Refer to Item 14(b)(10) of Schedule 14A.

21. To provide per share information for SouthPeak on a basis that will be meaningful for merger purposes, please consider disclosing SouthPeak historical earnings per share and book value per share as recast to reflect the five million shares that SouthPeak will receive in the reverse merger with GSPAC in a manner similar to a stock split. Your presentation of these recast per share numbers should be footnoted to explain how they were calculated. Please also apply this comment to your presentation of SouthPeak historical earnings per share within your pro forma financial statements.

Risk Factors, page 17

SouthPeak's business is subject to the risks associated with the video game publishing industry, page 17

22. Each risk factor should highlight a specific material risk to your business or industry. The subheading does not identify any particular risk and the body of the risk factor refers generally to economic conditions, technological advancements and other entertainment choices, some of which are addressed in other risk factors. Please revise this risk factor so that it speaks to a discrete risk or consider removing it.

Risks related to offshore operations, page 26

23. Given that you have just one risk factor under this heading, consider removing the separate heading and the introductory language that follows.

24. With respect to the discussion of the offshore risks, you refer to the potential impact of political uncertainties on your ability to conduct business with offshore

companies. Please identify where the offshore markets predominate and consider identifying the country or countries that give rise to this risk.

Some of SouthPeak's customer contracts…., page 27

25. You state in this risk factor that at least one of your customers may elect to terminate its contract with you upon a change of control such as the business combination. Item 503 of Regulation S-K requires an explanation of how each risk affects you specifically. Please specifically enumerate how the change of control provisions in your customer contracts present a risk to your financial condition and results of operations. Also, please reconcile this statement with your statement on page 20 that your sales are made primarily through purchase orders that are not supported by any long-term agreements, and customers may terminate their relationship with you at any time. In this regard, please tell us the nature of any contractual arrangements you may have with GameStop, Pinnacle or Wal-Mart.

Risks relating to SP Holdings' Securities

The registration for resale of SP Holdings' securities held by certain of our existing security holders, page 29

26. Please remove the reference to "certain" security holders and identify this group of holders with greater specificity.

27. In addition, please remove the reference to SP Holdings' intention to   apply for listing on Nasdaq or Amex. If you wish to retain this reference, please specify the listing requirements that SP Holdings currently does not meet and briefly address the steps that would have to be undertaken to enable SP holdings to meet the requirements.

Dissenters' Rights, page 34

28. Please tell us your analysis as to why your stockholders do not have appraisal rights under Delaware law.

Background of the Merger and the Business Combination, page 35

29. Revise your disclosure throughout this section to provide additional information about the negotiation of the transaction. Avoid generic descriptions of these negotiations such as the statement that "During the period from August 31, 2007 through October 2, 2007, various discussions and negotiations were conducted between GSPAC and SouthPeak," and instead describe the nature of the matters discussed, if material. Generic references to "evolving terms" and repeated

references to "conducting due diligence" do not provide investors with much useful information. In particular, please expand on the disclosure in the last three paragraphs on page 37, in which you discuss the proposal, counter-proposals, draft letters of intent and potential alternative business combination. The revised text should inform stockholders of the most significant issues that were addressed in negotiating the terms of the merger and provide them with an appreciation of the impact of the negotiations on their interests as stockholders.

30. Please indicate when Mr. Jain's directorship and any other material agreements other than the merger agreement were negotiated.

31. Please clarify the basis for determining that the SouthPeak business opportunity was superior to all of the other approximately 50 prospective businesses you evaluated, including the October 11, 2007 business opportunity.

32. Given your statement that HCFP/Brenner had a longstanding relationship with SouthPeak, and given that your initial public offering occurred in April 2006, please expand the disclosure to explain why HCFP/Brenner did not present the business opportunity to you until June 2007.

33. Disclose the time period when HCFP/Brenner and SouthPeak previously "worked together" and describe more specifically the nature of the work. If HCFP/Brenner was hired by SouthPeak to perform evaluative services, disclose the material terms of the agreement or agreements. Further, you state that SouthPeak "recently contacted" HCFP/Brenner to discuss a retainer agreement. Disclose the date of the recent contact. If the periods in which SouthPeak and GSPAC were clients of HCFP/Brenner overlap, please prominently disclose the period of overlap. Further, discuss any conflicts of interest associated with HCFP/Brenner's dual role in negotiating the transaction.

34. Please clarify, if true, that the fee to be paid to HCFP/Brenner is in the nature of a finder's fee, which is intended to replace the financial advisory fee described on page 38. Disclose here the amounts of each and discuss how the amount of the finder's fee was determined. Please also disclose the details of the negotiations with HCFP/Brenner regarding replacement of the $900,000 financial advisory fee with a transaction fee that is almost three times that amount and comprises 8% of the transaction value and 6% of your net assets.

35. We note on page 37 that you received two business and valuation reports on July 10 and August 1, 2007 from Hudson Square. Please disclose how you identified and selected Hudson Square to provide the business analyses. Also, tell us whether there were any material relationships with this entity in the past two years and/or presently contemplated. If so, discuss the nature of any such relationships

as well as any compensation received or to be received in connection thereto. See Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

36. Similarly, please provide the information required by Item 1015(b) of Regulation M-A with regard to Nexcore Capital, Inc., including Nexcore's qualifications, the method employed for selecting Nexcore, any material relationship in the past two years and/or presently contemplated, the consideration paid to Nexcore as well as who recommended the consideration to be paid.

37. Please expand the disclosure regarding SouthPeak's management to state the nature of the settlement agreement, the monetary penalty in the amount of $50,000 paid by Mr. Phillips, and the nature of the activities from which Mr. Phillips was to cease and desist. It would appear that risk factor disclosure regarding the decree is warranted.

38. Please provide a summary of the Hudson Square reports that meets the minimum standards set forth in Item 1015(b)(6) of Regulation M-A.

39. Please eliminate the abbreviation DCF on page 44 since it is only used once in the proxy statement and the manner in which it is presented is confusing.

Fairness Opinion, page 44

40. With your response letter, please provide us with any written materials provided by Nexcore and Hudson Square to the Graphic board of directors.

Proposal to Approve Provisions of SP Holdings' Restated Certificate of Incorporation, page 60

41. Revise this section to identify all of the material differences between GSPAC's restated certificate of incorporation and that of SP Holdings. It would appear, for example, that the two-thirds voting requirement for removal of directors and amendments to the certificate of incorporation and the fact that action by written consent will not be permitted under SP Holdings' governing documents constitute significant differences for shareholders. Further, it would appear that the comparison table identifying the provisions to be approved should immediately follow the narrative introduction to this proposal. In the alternative, you may include a cross-reference to the page on which the table appears in the introductory narrative to this proposal.

42. Refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Discuss any other provisions of your articles, bylaws, or other governing documents that have material anti-takeover consequences and any plans or proposals to adopt other provisions or enter into

other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

Information About SouthPeak, page 71

43. Please include in an appropriate location in the business section a discussion of your products. See Item 101(c)(1)(i) of Regulation S-K. Given the impact of the launching of Two Worlds on your revenues, we would expect to see a discussion of this product in particular. You may wish to present this in a table that reflects your current products and your dependence on any one or more of them with regard to generating revenues. To the extent material, you may wish to include a discussion of any legacy products. Please ensure that the revised disclosure clearly distinguishes between current product sales on the one hand and past or anticipated product sales on the other.

Overview

44. Please revise the overview to describe with greater specificity such references as the following:

    - SouthPeak has a strong track record,
    - SouthPeak has extensive relationships with leading–edge game studios and developers,
    - SouthPeak currently has a robust pipeline of games in development

45. Provide support for the following statements:
    - Video game hardware sales are approaching record levels . . . and further predictions for continued double-digit growth in 2008 and 2009.
    - The customer base is expanding to include more female gamers as well as more games from traditionally untapped age groups.
    - This growth is expected to continue and lead to increasing demand for niche game titles that SouthPeak is well positioned to deliver.
    - SouthPeak is able to maximize profit on a title-by-title basis.

History, page 71

46. Please expand the disclosure to explain why SouthPeak suspended purchasing and developing video game products and then re-launched the business in Spring 2005. Discuss the factors that affected the timing of the re-launch.

Industry Background, page 72

47. We note that you reference industry data from such research firms as the International Development Group, DFC Intelligence, Juniper Research and Ipsos-Insight for Entertainment Software Association. Please provide us with copies of the research reports referenced in this section marked to show the industry data you cite. Tell us whether any of these reports were commissioned by you for your use.

SouthPeak's Strategy, page 72

48. You state on page 73 that SouthPeak generally shares a negotiated portion of profits produced from video games with the developers. Disclose to the extent applicable whether there is an industry standard or average in the video game publishing industry for profit sharing arrangement of this type. Disclose whether SouthPeak has a typical or standard form of agreement of this type. Tell us whether your business is substantially dependent on any of these contracts.

Business Strengths, page 73

49. Please revise this section to more precisely explain your multiple references to "strong relationships" with videogame retailers, independent studios and developers. Further, explain what you mean by such phrases as "works closely with," maintains "close contacts," and has "an extensive pipeline." To the extent you have any agreements with retailers and/or developers that support the relationships, contacts or pipeline, please describe them here.

SouthPeak's Customers, page 74

50. We note that you have identified by name a select list of customers in each of the regions you serve. Disclose the criteria you used in selecting these customers. Is there a minimum dollar value of sales you made to the companies you list, for example? Confirm that all the customers listed by name are current customers.

Marketing and Sales, page 75

51. Please disclose the portion of sales generated in North America and internationally.

Competition, page 76

52. Please tell us how you compare to your competitors in quantitative and/or qualitative terms and consider appropriate disclosure in this respect. For instance, you state that you "compete well" with domestic game publishers but that many of your competitors have greater resources than you do. Please expand the discussion to give readers a better understanding of what your competitive strengths and weaknesses are and how you fare against your competitors, particularly other independent game publishers, none of which you discuss in detail.

Employees, page 79

53. Given the significant growth you have experienced, tell us whether you experienced a significant growth in headcount and whether you anticipate significant growth in the future. The impact of the increase in revenues on various aspects of your business is an appropriate subject for the business section as well as Management's Discussion and Analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations of SouthPeak

Consolidated Financial Statements, page 80

54. We note your discussion of the components of cost of goods sold and your detailed discussion of royalty payments to third-party game developers. Please also discuss the license fees paid to video game manufacturers, similar to your disclosure on page 20, as we believe this is useful information to your investors.

Critical Accounting Policies and Estimates, page 82

55. We note that your critical accounting policy for revenue recognition on page 83 appears to repeat the information in your revenue recognition footnote. We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Please revise as appropriate.

Results of Operations, page 85

56. Please tell us how you considered the guidance in Item 303(a)(3)(iii) of Regulation S-K. In this regard, we note from your disclosures that a significant driver of your increased revenues and gross profit is your migration towards publishing games for newer game console platforms that allow games to be sold at higher prices. It also appears from your disclosures that you have had increasingly higher volumes of sales transactions as you have built up your pipeline of games. We remind you that one of the primary objectives of MD&A is to give readers a view of the company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. Please refer to our Release 33-8350.

57. Please supplement your discussion to provide insight into material opportunities, challenges and risks, such as those presented by known material trends, commitments and uncertainties, on which the company's management are most focused for both the short and long term, as well as the steps you are taking to address them. We note that the company's revenues have risen sharply in its short history. Please discuss how this growth is expected to impact the company's business strategy. Do you anticipate continued growth in headcount, geographic expansion, for example, or changes in organizational structure? If so, these would constitute known trends that should be discussed. Please quantify the expected effects of these and other known, material trends, events and uncertainties on your future results to the extent possible.

58. Throughout this section, you refer to two or more factors that contributed to the reported financial result or material changes over the reported periods. Revise to quantify the amount of the financial result or changes contributed by each of the factors you identify. Rather than simply using the term "primarily" in describing changes, quantify the amount of the financial result or change that is attributable to the primary source you identify. As one example, quantify the employee related costs, professional fees and insurance, which contributed to the increase in the general and administrative expenses for the four months ended October 31, 2007 and 2006. See Section III.D of SEC Release 33-6835.

59. Please explain how SouthPeak's involvement in the creative process has affected and is anticipated to affect the business operations.

Liquidity and Capital Resources, page 89

60. Please revise your analysis of cash flows to provide your investors with insight into why your cash flows change from period to period, rather than simply repeating the numbers seen on the face of your cash flow statement. Refer to Section IV.B. of our Release 33-8350.

Information About GSPAC

The Initial Public Offering and Trust Account, page 93

61. Disclose what portion of the net funds in the trust account is expected to be used to effect the business combination.

Management's Discussion and Analysis of GSPAC, page 96
Liquidity and Capital Resources, page 96

62. Please update your discussion of GSPAC's liquidity and capital resources to reflect the merger agreement with SouthPeak. For example, we note your statement that you expect to use substantially all of the net proceeds of your initial public offering to acquire a target business, which does not seem consistent with your pro forma financial statements.

Critical Accounting Policies, page 97

Quantitative and Qualitative Disclosures about Market Risk, page 98

63. We note your discussion of the investments held in trust under these headings. Please reconcile your description of these investments to the descriptions contained in your historical financial statements.

Introduction to the SP Holdings Unaudited Pro Forma Condensed Combined Financial Statements, page 99

64. We note your statements here and throughout your filing that the merger and business combination will be accounted for as a reverse acquisition, equivalent to a recapitalization, through the issuance of stock by SouthPeak for the net monetary assets of GSPAC. We further note the more detailed explanation on page 100 as to how you determined the accounting acquirer. However, your conclusion that SouthPeak is the accounting acquirer remains unclear to us. In this regard, we note the following:

- It appears that the former GSPAC shareholders will control a majority of the voting rights in SP Holdings on both an undiluted and a diluted basis.

- It is unclear to us from your disclosures which shareholder group will control SP Holdings' board of directors, since SouthPeak's members have the right to nominate most of the directors but GSPAC's shareholders will vote to elect all of the directors.
- It is unclear to us why your analysis on page 100 does not appear to consider the former GSPAC shareholders to be a single group when analyzing voting control.

To assist us in better understanding this matter, please provide us with a detailed analysis of the criteria in paragraph 17 of SFAS 141, including a detailed calculation of diluted voting rights in accordance with paragraph 17(a), along with any other relevant information that may clarify this matter.

SP Holdings Unaudited Pro Forma Condensed Combined Balance Sheet, page 101

65. We note that you are reflecting SouthPeak's accumulated other comprehensive income as retained earnings in the pro forma balance sheet. Since you are separately presenting all equity accounts other than accumulated other comprehensive income, please also separately reflect accumulated other comprehensive income.

66. We read in pro forma adjustment (b) that the costs incurred by GSPAC will be charged to operations as incurred. In light of this statement, please revise your footnote to explain why these costs have been reflected as an adjustment to additional paid-in-capital rather than an adjustment to retained earnings.

67. We read in Note 1 to the pro forma condensed combined balance sheet that GSPAC and HCFP/Brenner terminated the agreement that HCFP/Brenner would act as GSPAC's investment banker and financial advisor in connection with a business combination. Please confirm to us, if true, that this is why you have not accrued the $900,000 transaction fee discussed in Note 5 to GSPAC's October 31, 2007 financial statements. If our understanding is correct, please tell us what consideration you gave to updating this matter in a subsequent events footnote in GSPAC's October 31, 2007 financial statements.

68. We also read in Note 1 that SouthPeak will issue 250,000 Class Z warrants to HCFP/Brenner upon the successful consummation of the business combination. Please either reflect this issuance in the pro forma balance sheet, or quantify the estimated value of these warrants within Note 1 and explain why this issuance is not reflected on the pro forma balance sheet. We believe it is important to provide your readers with insight into the value of these warrants since they are a cost of the business combination.

69. Please tell us whether SP Holdings will have any registration payment arrangements as defined by FSP EITF 00-19-2. If so, please tell us how you considered reflecting an accrual for the contingent obligation. In this regard, we note your discussion of registration rights agreements on pages 62 and 63.

SP Holdings Unaudited Pro Forma Condensed Combined Statement of Operations, page 103

70. We note that pro forma adjustment (h) reduces your general and administrative expenses. Please confirm to us, if true, that the officers of SouthPeak whose employment agreements are a condition to the business combination will be paid less by SP Holdings than they were by SouthPeak. If our understanding is correct, please explain to us in more detail how you calculated this adjustment and why SouthPeak's officers are willing to be paid less by SP Holdings.

71. Refer to pro forma adjustment (i). Please provide us with your calculation of the reduction to GSPAC's interest income assuming the maximum conversion to support a total reduction of $739,141 for the annual period and $193,561 for the interim period.

72. Please revise pro forma adjustment (o) to clarify to your readers why you have not presented income tax expense or benefit for the year ended July 31, 2007. Please also explain to us why the income tax provision reflected in the combined (assuming maximum conversion) column is not the sum of the income tax provision in the preceding columns.

73. Refer to pro forma adjustment (n). Please explain to us, and revise your footnote to briefly clarify, how you concluded that the warrants and underwriter's purchase option were anti-dilutive for the interim period. Your response should specifically address how you calculated the average market price of SP Holdings' common stock given that GSPAC has two classes of common stock.

74. Please provide us with your calculation of loss per share for the annual period assuming maximum conversion. In this regard, it appears that the loss per share would be $0.09.

SP Holding's Directors and Management Following the Merger and the Business Combination, page 107

75. It would appear that you have not discussed Mr. Phillips' involvement in Capitol Distributing, L.L.C. The discussion of his business experience should cover the past five years. See Item 401(e)(1) of Regulation S-K. Consider including a cross-reference to the section of the prospectus that discusses the "certain actions" in greater detail as well as to any discussion of this that may appear in the risk factor section.

SouthPeak

Compensation Discussion and Analysis, page 109

76. Tell us whether you have established a management plan and compensation
program going forward. To the extent you have made any determinations as to a
compensation program subsequent to the end of your last fiscal year, such as the
adoption of new or modified programs and policies, such information should be
discussed in this section. See Instruction 2 to Item 402(b) of Regulation S-K. To
the extent you have no such plans, risk factor disclosure may be warranted. Please
also disclose whether you are contemplating any specific grants under your new
equity compensation plan.

Certain Relationships and Related Party Transactions

SouthPeak, page 111

77. For the related party transactions disclosed in the first, second and third
paragraphs in this section, please disclose the names of the referenced
organizations and the ownership interest of each related party in those
organizations. See Item 404(a)(2) and (4) of Regulation S-K. Please also file these
agreements as material contracts. See Item 601(b)(10) of Regulation S-K.

78. Please tell us why you do not appear to have provided any disclosure pursuant to
Item 404(b) of Regulation S-K.

Beneficial Ownership of Securities, page 112

79. Please tell us why you have not included Andrea Gail Jones as an executive
officer of SP Holdings in the beneficial ownership table.

80. With respect to each listed five percent stockholder that is not subject to the
reporting requirements of Section 13(a) or 15(d) of the Exchange Act, please tell
us whether any person or persons indirectly have or share voting and/or
investment power with respect to the disclosed holdings. See Instruction 2 to Item
403 of Regulation S K.

81. Please provide us with your analysis of the applicability of Regulation M and the
proxy rules to the activities you describe in the second paragraph on page 112.

Part II

Exhibits

82. Please provide as an exhibit to the registration statement the consent of Hudson Square pursuant to Rule 436(a) of Regulation C.

83. The fairness opinion of Nexcore, as filed, is nearly impossible to read in several places. Please file a legible version of this opinion with your next amendment. We may have further comment.

84. Please tell us why you have not filed your credit agreement as a material contract.

Undertakings

85. Please provide the undertaking required by Item 512(a)(5) (i) or (ii) of Regulation S-K.

Financial Statements

SouthPeak Financial Statements for the Fiscal Year Ended June 30, 2007

Note 1 – Summary of Significant Accounting Policies
Concentrations of Credit Risk, Major Customers and Vendors, page F-7

86. We note that your disclosure of the allowance for doubtful accounts differs significantly from the accounts receivable allowances disclosed on the face of your balance sheet. Based on the disclosures on page F-56, we assume this difference is due to the existence of other allowances, such as allowances for sales returns and price protection. Please revise your discussion of allowances within your footnotes to clarify this matter, as your current footnote disclosure may be unclear to your readers.

Inventories, page F-7

87. Please revise to describe the nature of cost elements included in inventory. If any general and administrative costs or license fees are included in inventory, state in a note the aggregate amount incurred in each period and the actual or estimated amount remaining in inventory at the date of each balance sheet. See Rule 5.02.6.(b) of Regulation S-X.

Advances on Royalties, page F-8

88.   We note from your disclosures here and in Note 7 that you capitalize your
        payments to third-party game developers and these payments "typically" are
        considered non-refundable royalty advances against future royalties earned by the
        developer based on the sale of the related game. We have the following
        comments:

        • Please tell us if you have any agreements where the entire amount of the
          advance payments are not recoverable based on royalties earned on
          subsequent sales, and if so, how you account for such agreements.
        • Also tell us how you considered the guidance in SFAS 86 in determining
          whether advanced payments made prior to and subsequent to technological
          feasibility should be expensed or capitalized.
        • Please revise your footnotes to clarify these matters.

Revenue Recognition, page F-9

89.   We note your references to SAB 101 and SAB 104. Given that you are selling
        software, please tell us how you determined that SOP 97-2 was not applicable to
        your revenue transactions. If you believe that SOP 97-2 is applicable, please
        revise your footnote to better explain how you recognize revenues in accordance
        with SOP 97-2.

90.   We note your policy with respect to retailers who rent your software. Please
        describe the terms of these agreements to us in more detail, and tell us the
        accounting literature that you are relying upon for your revenue recognition. Also
        revise the description of your business to address these types of transactions.

91.   We note your reference to on-line transactions including electronic downloads of
        titles. We also note your reference on page 44 to the creation of games for the
        Xbox Live Arcade platform. We have the following comments:

        • It is our understanding that various games, including those for the Xbox Live
          platform, can be played online, permitting users to compete against each other
          in a manner that was not previously possible. Please tell us whether any of
          your games contain these online capability features, and if so, explain whether
          these games are being hosted on your internal servers. Also tell us how you
          are recognizing revenues related to these online features and functionality, and
          tell us how you considered the guidance in SOP 97-2 and EITF 00-21.
        • We note your discussion of static and dynamic in-game advertising on page
          78. Please tell us how you account for such in-game advertising and the
          accounting literature that you are relying upon.

- Please tell us whether any of your games include the ability to download additional content such as product features or software updates. If so, tell us how this downloadable content affects your ability to recognize revenue upon the sale to your distributors or retailers. Also tell us whether you are charging end users for the content or whether this content is provided on a when and if available basis when an end user purchases a game similar to an unspecified or specified upgrade. Additionally, tell us how your accounting complies with SOP 97-2.
- Please revise your footnote to address these issues, or tell us why such disclosures are not applicable.

92.   We note your discussion of price protection and sales returns on page F-8 and page 21. Please tell us how you considered the guidance in paragraph 30 of SOP 97-2 in determining that your sales transaction fees are fixed and determinable. Your response should supplementally quantify your allowance for price protections and sales returns and the actual write-offs for price protections and sales returns for each period for which you present a statement of operations. You should also explain to us in more detail why you believe you can reasonably estimate price protections at the time you sell your games to resellers.

Advertising, page F-9

93.   We note your discussion of cooperative marketing. Tell us whether such sales incentives are offered to your retail channel partners based on a single transaction or based on a cumulative level of revenue transactions. If these incentives are offered based on a cumulative level of revenue transactions, please tell us, and revise your footnote to better address, how your accounting complies with EITF 01-9.

SouthPeak Financial Statements for the Period Ended October 31, 2007

Note 1 – Summary of Significant Accounting Policies
Concentrations of Credit Risk, Major Customers and Vendors, page F-22

94.   We note your disclosure of the allowance for doubtful accounts. Given the significant increase in your accounts receivable balance during the interim period, please tell us how you determined that a larger allowance was not needed. Specifically, please tell us how much of the October 31, 2007 accounts receivable balance has been collected to date.

Use of Estimates, page F-26

95.   Please provide the disclosures required by Article 10-01(b)(8) of Regulation S-X.

Note 8 – Product Sales and Geographic Information, page F-30

96.   We note that you are presenting a new product group called Other. Please tell us
        what Other represents, and consider clarifying this to your readers.

GSPAC Financial Statements for the Fiscal Year Ended July 31, 2007

Note 3 – Summary of Significant Accounting Policies
Net Income per Share, page F-38

97.   We note your discussion of the calculation of earnings per share and your
        presentation of earnings per share on the face of your statements of operations.
        Please explain to us how you considered the guidance in paragraph 19 of EITF
        Topic D-98 and the guidance in EITF 03-6 in calculating earnings per share.

Fair Value of Financial Instruments and Derivatives, page F-38

98.   We note your accounting policy for derivatives. Please tell us, and consider
        clarifying to your readers, whether you had any derivatives outstanding at your
        balance sheet dates.

Note 7 – Warrants and Option to Purchase Common Stock, page F-41

99.   We note that the warrants issued in your IPO are classified as equity, and we note
        your statement that you have no obligation to net cash settle the exercise of the
        warrants. Please tell us if you have any timely filing or further registration
        requirements related to these IPO warrants. If so, please explain to us how you
        concluded under EITF 00-19 that these warrants did not need to be classified as
        liabilities. Also tell us if SP Holdings will have any timely filing or further
        registration requirements related to the warrants that it will exchange for these
        IPO warrants, and if so, tell us how you determined that these warrants did not
        need to be classified as liabilities in the pro forma balance sheet.

100.   We note your discussion of registration rights agreements for the warrants issued
        to your founders and the underwriter's purchase option, and we note your
        statements that you have no obligation to net cash settle the exercise of these
        warrants, the purchase option, or the warrants underlying the purchase option.
        Please provide us with your analysis under EITF 00-19 to support classifying
        these issuances as equity, and tell us how you considered the guidance in FSP
        EITF 00-19-2. Also tell us if or how the terms of these registration rights
        agreements will change when the agreements are assumed by SP Holdings, as
        discussed on pages 62 and 63.

Schedule II – SouthPeak Interactive LLC Valuation and Qualifying Accounts, page F-56

101.   Please tell us what is meant by your "marketing development fund," and tell us how you determined that you did not need to discuss your policy for this type of allowance within your financial statements. Additionally, please separately disclose each type of allowance within Schedule II on page F-56, if possible, as we believe this would provide your readers with useful information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the securities laws and that they have provided all information investors require for an informed investment decision. Since the companies and their management are in possession of all the facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When responding to our comments, please provide, in writing, a statement from the companies acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer Thomas at 202-551-3737 or Kathy Collins, Accounting Branch Chief, at 202-551-3499, if you have questions regarding comments on the financial statements and related matters. Please direct all other questions to Maryse

Mills-Apenteng at 202-551-3457 or David Orlic, Special Counsel, at 202-551-3503. If you require further assistance, please contact the undersigned at 202-551-3462.

Sincerely,

Mark P. Shuman
Branch Chief

cc: <u>Via facsimile: 703-7491386</u>
         Mark J. Wishner, Esq.
         Jason T. Simon., Esq.
         Greenberg Traurig, LLP